UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

30 July 2010

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 6,

Telecom House

8 Hereford Street

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Telecom announces sale of AAPT Consumer Division and sale of 18.2% stake in iiNet.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date 30 July 2010	By:	/S/ CRAIG MULHOLLAND
	Name:	Craig Mulholland
	Title:	Group Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

30 July, 2010

Telecom announces sale of AAPT Consumer

Division and sale of 18.2% stake in iiNet

Telecom today announced that it has entered into a binding agreement with iiNet Limited (“iiNet”) whereby AAPT will sell its consumer division to iiNet for A$60 million. The transaction is subject to iiNet shareholder and customary regulatory approvals. Telecom currently estimates the transaction will have a net negative impact on AAPT’s FY11 EBITDA of around A$10 million. Guidance will be updated if required following approval of the sale by iiNet shareholders.

Separately, Telecom today announced that is has sold its 18.2%(1) stake in iiNet to institutional and sophisticated investors for approximately A$70 million. The carrying value of this investment was A$81 million at 30 June 2010.

When combined, the proceeds from the sale of Telecom’s 10.1% stake in Macquarie Telecom announced yesterday, the sale of AAPT’s consumer division and sale of the 18.2% stake iiNet will generate approximately A$140 million of sale proceeds for Telecom.

AAPT will now focus all its effort on leveraging its Tier 1 network infrastructure to deliver superior voice, data and internet solutions to the wholesale and business market.

“Together these transactions rationalise non-core assets, strengthen Telecom’s financial position, and help reposition AAPT’s operations into a focused, network-centric wholesale and corporate business that is well-positioned for future growth” said Telecom CEO, Paul Reynolds.

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Contact:

For media queries, please contact:

Mark Watts

Head of External Media

+64 (0) 27 250 4018

For investor relations queries, please contact:

Mark Laing

GM Investor Relations

+64 (0) 272 275 890

(1)	Represents 27,621,091 shares held by PowerTel Limited, a wholly owned subsidiary of Telecom